SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

Table of Documents Filed

Page
1.	Notice Regarding Declaration of Dividend for ORIX Corporation for the Fiscal Year Ended March 31, 2004 made on Friday, May 14, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
By /s/ Yukio Yanase

Date: May 17, 2004	Yukio Yanase Corporate Executive Vice President ORIX Corporation

May 14, 2004

Contact Information:
     ORIX Corporation
     Corporate Communications
     Leslie Hoy
     Tel: +81-3-5419-5102
     Fax: +81-3-5419-5901
     E-mail: orixir@orix.co.jp
     URL: www.orix.co.jp/grp/index_e.htm

Notice Regarding Dividend for Fiscal Year Ended March 31, 2004

TOKYO, Japan — May 14, 2004 — Today the Board of Directors of ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider, declared that the dividend for the fiscal year ended March 31, 2004 to shareholders would be 25 yen per common share.

Details

Year Ended March 31, 2004
Declared Dividend	25 yen per common share

            (Reference)

Year Ended March 31, 2003
Dividend Paid	25 yen per common share

In addition, the Board of Directors of ORIX has officially decided on May 14, 2004 to set the date of the 41st Ordinary General Shareholders’ Meeting for Wednesday, June 23, 2004. In addition, the formal Notice of the 41st Ordinary General Shareholders’ Meeting and the Proxy Form for Exercise of Voting Rights will be sent to Shareholders through the custodian in Japan, which will be mailed on May 27, 2004. Furthermore, the “Notice of the 41st Ordinary General Meeting of Shareholders” will also be available on our web site from May 27, 2004.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

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